

Mail Stop 3561

February 2, 2009

Mr. W. Randall Fowler
Principal Financial Officer
Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, TX 77002

> **Re:** **Enterprise GP Holdings L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2007**
> **Filed February 29, 2008**
> **File No. 1-32610**

Dear Mr. Fowler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief